INTEGRITY INVESTMENTS, INC.

(A CORPORATION)

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2025

JERE A. BERKEY, C.P.A.

CERTIFIED PIBLIC ACCOUNTANT

RACINE, WISCONSIN

OMB APPROVAL
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SEC FILE NUMBER
8-45302

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: INTEGRITY INVESTMENTS, INC.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

333 TAMIAMI TRAIL S STE 388
(No. and Street)

VENICE	FLORIDA	34285
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

RICHARD F CURCIO	941 350-0471	rcurcio@reitsales.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

JERE A BERKEY,CPA
(Name – if individual, state last, first, and middle name)

233 Lake Ave, Apt 410	Racine	WI	53403
(Address)	(City)	(State)	(Zip Code)

02/23/2010	3761
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, RICHARD F CURCIO, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of INTEGRITY INVESTMENTS, INC., as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Notary Public State of Florida
Lauren Curry
My Commission HH 507297
Expires 11/14/2027

Signature:

Title:
CHAIRMAN

Notary Public

This filing contains (check all applicable boxes):**

■ (a) Statement of financial condition.
■ (b) Notes to consolidated statement of financial condition.
■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
■ (d) Statement of cash flows.
■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
■ (f) Statement of changes in liabilities subordinated to claims of creditors.
■ (g) Notes to consolidated financial statements.
■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
■ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Integrity Investments, Inc.
333 Tamiami Trail S
Suite 388
Venice, FL 34285

February 20, 2026
Securities and Exchange Commission
SEC Headquarters
100 F Street NE
Mail Stop 8031
Washington, DC 20549

RE: Integrity Investments, Inc., claims exemption from SEC Rule 15c3-3:(k)(2)(i)

Gentleman,

We acknowledge that Integrity Investment's management is responsible for being in compliance for the required exemption provisions throughout its fiscal year 2025. Integrity Investments, Inc. has met the exemption provisions as stated in paragraph (k) (2) (i) of SEC Rule 15c3-3 without exception throughout its 2025 fiscal year. Integrity Investments, Inc., is an "Application Way" broker dealer and does not hold or otherwise handle any customer securities or funds.

Integrity Investments, Inc. management has made available to the auditor all records and other information relevant to the Broker-Dealer's assertions, including all communications from regulatory agencies, internal auditors, others who perform an equivalent function, compliance functions and other auditors concerning possible exception provisions, received through the date of the auditor's report.

Subsequent to the period addressed, fiscal year ended December 31, 2025 and assertions made, there have been no known events or other factors that might significantly affect Integrity Investment's compliance with the identified exemption provision.

Thank you,

Richard F. Curcio
Chairman
Integrity Investments, Inc.
333 Tamiami Trail S
Suite 388
Venice, FL 34285

(941) 350-0471

Jere A Berkey C.P.A.

233 Lake Avenue # 410

Racine, Wisconsin 53403

To the Board of Directors

Integrity Investments, Inc.

Venice, Florida

Report of Independent Registered Public Accounting Firm

111 Broker-Dealer Exemption Report

I have reviewed management's statements, included in the accompanying III Broker-Dealer Exemption Report, in which Integrity Investments, Inc. identified the following provisions of 17 C.F.R.,15c3-3(k) under which Integrity Investments, Inc. claimed exemption from 17 C.F.R ., 240.15c3-3 (k)(2)(i) and Integrity Investments Inc. stated that Integrity Investments, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Integrity Investment's management is responsible for the compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Integrity Investments, Inc. compliance with the exemption provisions.

Integrity Investments, Inc.

Report of Independent Registered

Public Accounting Firm III Broker-

Dealer Exemption Report

A review is substantially less in scope than an examination. The objective of which is the expression of an opinion on management's statements. Accordingly,

I do not express an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all respects, based on the provisions set forth in (k)(2)(i) of rule 15-c3-3 under the Securities Exchange Act of 1934.

Jere A Berkey C.P.A.

February 22, 2026

Jere A Berkey C.P.A.

233 Lake Avenue # 410

Racine, Wisconsin 53403

To the board of Directors

Integrity Investments, Inc.

Venice, Florida

Re: Report on Reconciliation of differences between 12/31 Focus and audited financials.

As part of my audit procedures, I examined the Focus Report, (Financial and Operational combined Uniform single Report, part 11A) Form X-17A-5, for the period ending December 31, 2025 and the Supplemental Statement of Income, form SS01 for the period October 1 through December 31, 2025 and reconciled differences between the Focus Report and Audited Financials.

There were a few minor differences reported in the balance sheet in the areas of depreciation and investment in the subsidiary I M & R.

I have made these differences known to company management who will than update and amend its December 31, 2025 FOCUS filing to ensure that the filing matches the audit.

Jere A Berkey, C.P.A.

Racine, Wisconsin

February 22, 2026

Jere A Berkey C.P.A.
233 Lake Avenue # 410
Racine, Wisconsin 53403

To the Board of Directors
Integrity Investments, Inc
Venice Florida

Re: Report on Internal Control required by SEC Rule 17a-5(g)(1)

In planning and performing my audit of the financial statements of Integrity Investments, Inc, as of and for the year ended December 31, 2025, in accordance with the auditing standards generally accepted in the United States of America, I considered the company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Govenors of the Federal Reserve System.

Integrity Investments, Inc.
Report on Internal Control
Required by SEC Rule 17a-5(g)(1)

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibilitiy, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practice and procedures are to provide management with reasonable but not absolute assurance that the assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to risk that may become inadequate because of changes in conditions of that the effectiveness of their design and operation my deteriorate.

A control deficiency exists when the design or operation of contol does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

My consideration of internal control was for the limited purpose described in the first and second paragraph and would not necessarily indentify all deficiencies in interal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined previously.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in al material respects indicate a material inadequacy for such puposes. Based on this understanding and my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2025, I to meet the SEC's objectives.

Integrity Investments, Inc.
Report on Internal Control
Required by SEC Rule 17a-5(g)(1)

This report is intended solely for the information and use by the Board of Directors, management, the SEC, (Designated self-regulatory organization), and other regulatory agencies that rely on Rule 17a5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Jere A. Berkey, C. P. A.
Racine, Wisconsin

JERE A BERKEY C. P. A.
5420 Eagles Point Circle # 106
Sarasota, Florida 34231

TEL (941-924-6563 FAX (941-927-6893 E-MAIL jabs_39@hotmail.com

To the Board of Directors
Integrity Investments, Inc.
Venice, Florida

In accordance with your request, I have audited your anti-money laundering procedures for compliance with regulations regarding those matters. In connection with my audit, I have not encountered any receipts of cash or foreign currencies, checks or direct wires going through the company's accounts. There have been no direct deposits of funds from clients as all of the investment activity has been made directly into the funds that the company is responsible to oversee. I therefore attest that the company has fully complied with the anti-money laundering regulations.

Respectfully submitted,

Jere A. Berkey, C. P. A.
February   22, 2026

Integrity Investments, Inc.

333 S Tamiami Trail. Ste 388

Venice, FL 34285

February 22, 2026

Jere A Berkey C.P.A.

233 Lake Ave. Apt 410

Racine, WI 53403

In connection with your audit of the financial statements of Integrity Investments, Inc. as of December 31, 2025,for the year then ended for the purpose of expressing an opinion as to whether the financial statements present fairly, in all material respects, the financial position, results of operations, and cash flows of Integrity Investments Inc. in conformity with generally accepted accounting principles generally accepted in the United States, I confirm, to the best of my knowledge and belief, the following representation made to you during your audit.

Integrity Investments, Inc.

Management's Representation Letter

Year ended December 31, 2025

1. I am responsible for the fair presentation in the financial statements of financial position, results of operations, and cash flows in conformity with generally accepted accounting principles accepted in the United States. I am also responsible for adopting sound accounting policies, establishing and maintaining internal control, and preventing and detecting fraud. It is management's belief that the financial statements are fairly presented in conformity with generally accepted accounting principles.

2. . I have made available to you all:
   a. Financial records and related data
   b. Minutes of the meetings of stockholders, directors, or summaries of actions of recent meetings for which minutes have not been prepared.

3. There have been no:
   a. Fraudulent financial reporting or misappropriation of assets involving management or employees who have significant roles in internal control.
   b. Fraudulent financial reporting or misappropriation of assets involving other employees that could have a material effect on the financial statements

Integrity Investments Inc.

Management's Representation Letter

Year ended December 31, 2025

3 . Continued

    c. Communications from regulatory agencies concerning noncompliance with, or deficiencies in, financial reporting practices.

4   I have no plans or intentions that may materially affect the carrying Value or classification of assets and liabilities.

5 The following have been properly recorded or disclosed in the financial Statements:

    a. Summary of significant Accounting Policies
    b. Income tax provisions, and future benefits
    c. Investments and related party transactions
    d. Status of common and preferred stock shares and additional paid-in capital
    e. Arrangement with regulatory agency on the treatment of the Subordinated loan payable
    f. Arrangement between lender and lessee on the building lease agreement

Integrity Investments Inc.

Management's Representation Letter

Year ended December 31, 2025

5 Continued

    g. Statement of no claims, Commitments, Contingencies or Guarantees associated with the company.

6. There are no unasserted claims or assessments that our lawyer has Advised us are probable of assertion and must be disclosed in Accordance with PCAOB Standard AS2201.

7. There are not material transactions that have not been properly recorded In the accounting records underlying the financial statements.

8. The company has satisfactory title to all owned assets, and there are no Liens or encumbrances on such assets nor has any been pledged.

9. I have complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.

Integrity Investments Inc.

Management's Representation Letter

Year ended December 31, 2025

10. I have identified all accounting estimates that could be material to the financial statements, including the key factors and significant assumptions underlying those estimates, and believe the estimates are reasonable in the circumstances.

11. There are no such estimates that may be subject to material change In the near term that have not been properly disclosed in the financial Statements.

12. I have no knowledge of concentrations existing at the date of the financial statements that make the company vulnerable to the risk of near-term impact that have not been properly disclosed in the financial statements. I understand that concentrations include individual or group concentrations of customers, suppliers, lenders, products etc.

Integrity Investments Inc,

Management's Representation Letter

Year ended December 31, 2025

13. There are no:

    a. Violations or possible violations of laws or regulations whose effect should be considered for disclosure in the financial statements or as a basis for recording a contingency.

    b Other liabilities or gain of loss contingencies that are required to be accrued or disclosed by PCAOB Standard AS 2201.

14. The only Related Party involved with the company's operations is the President and Principle shareholder, Richard Curcio.

15. There are no side agreements or other arrangements (either written or Oral) undisclosed to the auditor.

Integrity Investments Inc.

Management's Representation Letter

Year ended December 31, 2025

16. It is management's belief that the effects of any uncorrected financial statement misstatement aggregated by the auditor during the current engagement and pertaining to the latest period presented are immaterial , both individually and in the aggregate to the financial statement as a whole.

17. Management has no knowledge of any allegations of fraud or suspected fraud affecting the entity received in communications from employees. Former employees, analysis, regulators, short sellers, or others.

Integrity Investments Inc.

Management's Representation Letter

Year ended December 31, 2025

18. It is management's belief that the Supplemental Information
    Provided to the Auditor reconciles to the financial statements
    of the underlying accounting and other records as applicable
    and is in conformity with AS-17.

19. The only event that has occurred subsequent to the balance
    sheet date that required disclosure in the notes to the financial
    statement was the redemption of the remaining 2000 shares of
    preferred stock.

Signature _____

Title   _____

8

Jere A Berkey C.P.A.
233 Lake Avenue # 410
Racine, Wisconsin 53403

To the Board of Directors
Integrity Investments, Inc.
Venice, Florida

Re: Report on applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment.

In accordance with Tule 17a-5(e)(4) under the Securities Exchange / Act of 1934, I have performed the procedures enumerated beloe with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended Dec. 3
Integrity Investments, Inc. and the Securities and Exchange Commission., Financial Industry Regulatory Authority, Inc. and SIPC, soley to assist you and other specified parties in evaluating Integrity Investments , Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Integrity Investments, Inc.'s management is responsible for the Integrity Investment, Inc. compliance with those requirements. This agreed-upon procedures engagement was consucted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective Cash Disbursement record entries.The assessment payment was reconciled with the cancelled check on the bank statement as well as the Disbursement's Journal entry. There were no differences. as of December 31, 2025

2. Compared the listed assessment payments in Form SIPC-6 for the first half of the fiscal year ending December 31, :2025 with respective Cash Disbursement record entries,,
There were no differences.

3. Compared any adjustments reported in form SIPC-7 with supporting schedules and working papers. Reviewed quarterly Focus Reports with audited annual Revenue per working papers and on the deduction side compared the audited Revenues from investment advisory services rendered to registered investment companies. There were no differences.

4. Proved the arithmetical accuracy of the calculations reflected in form SIPC-7 and the related schedules and working papers

Integrity Investments, Inc.
Report on Applying Agreed-upon Procedures
Related to an Entity's SIPC Assessment

5. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2025 as applicable with the amounts reported on Form SIPC for the year ebded December 31 2025, There were minor differences due to the year end audit adjustments,

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I did not express such an opinion. Had I performed additional procedures, other matters moght have come to my attention that would have been reported to you.

This report is intended soley for the information and use of te specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties

Jere A. Berkey, C.P.A.
Racine, Wisconsin
February   22, 2026

CONTENTS

PAGE

JERE A. BERKEY C.P.A.

Certified Public Accountant

233 Lake Avenue # 410

Racine, Wisconsin 53403

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of Integrity Investments, Inc.

Opinion on the Financial Statements.

I have audited the accompanying balance sheet of Integrity Investments, inc. (the company) as of December 31, 2025, the related statements of Income and Accumulated Deficits, and Cash Flows, for the year than ended, and the related notes (and schedules) collectively referred to as the " financial statements ").

In my opinion, the financial statements present fairly, in all material respects, the financial position of the company as of December 31, 2025, and the results of its operations and cash flows for the year ended December 31, 2025, in conformity with the accounting principles generally accepted in The United States of America.

1

Report of Independent

Registered Public

Accounting firm

Basis for Opinion

These financial statements are the responsibility of the Compamy's management. My responsibility is to express an opinion on the Company's financial statements based on my audit. My firm is a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and is required to be independent with respect to the Company in accordance with the U. S. federal security laws and the applicable rules and regulations of the Security and Exchange commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those Standards require that I plan and preform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements, whether due to error or fraud. My audit included performing procedures to assess the risk of material misstatements of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks.

Report of Independent

Registered Public

Accounting Firm

<u>Basis for Opinion</u>

Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that my audit provides a reasonable basis for my opinion.

Jere A Berkey C.P.A.

My firm has served as the Company's auditor since 1999

Racine, Wisconsin

February 22, 2026

INTEGRITY INVESTMENTS, INC
BALANCE SHEET
Year ended December 31, 2025

ASSETS

CURRENTS ASSETS

Cash and cash equivalents	$	1,401
Accounts Receivable		60,180
Prepaid Expense		1,172
TOTAL CURRENT ASSETS		62,753

INVESTMENTS

Investment in subsidiary	152,711

PROPERTY AND EQUIPMENT

Office equipment		10,837
Office furniture abd fixtures		27,404
Less: Accumulated Depreciation	(	38,241
TOTAL PROPERTY AND EQUIPMENT		0

OTHER ASSETS

Security Deposit		1,100
CRD Deposit		80
TOTAL ASSETS	$	216,644

LIABILITIES & STOCKHOLDER'S EQUITY

CURRENT LIABILITIES

Accounts payable and Accured expenses	$	6,811

NON-CURRENT LIABILITIES

Subordinated loan and accrued interest	644,044

STOCKHOLDER'S EQUITY

Preferred Stock, $ 1.00 par value		2,000
Common stock, $ .10 par value		958,920
Additional paid- capital stock		493,500
Treasury stock	(	140,000
Retaining earnings ((deficit)	(	1,748,631
TOTAL STOCKHOLDER'S EQUITY	(	434,211

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	216,644

INTEGRITY INVESTMENTS, INC
STATEMENT OF INCOME AND ACCUMULATED DEFICITS
For the year ended December 31, 2025

REVENUE

Commissions	$	145,658
TOTAL REVENUE		145,658
SELLING EXPENSES		2,650
GENERAL & ADMINISTRATIVE EXPENSES		3,974

NON-OPERATING INCOME (EXPENSE)

Interest expense	(	18,334)
Total Non-Operating Net (Expense)	(	18,324
Net Loss	$ (	18,334
BEGINNING RETAINED EARNINGS	(	1,713,940
ENDING RETAINED EARNINGS	$ (	1,748,631

See accompanying notes

3

INTEGRITY INVESTMENTS, INC
STATEMENT OF CASH FLOWS
For the year ended December 31, 2025

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income (Loss)	(9,081	)
Adjustments to reconcile net income to net cash provided by operating activities		
Change in CRD Deposit	(80	)
Changes in accounts receivable	(29,854	)
Change in accounts payable & accrued Expense	(2,121	)
Change in accrued interest	18,333	

NET CASH PROVIDED BY (USED) BY OPERATING ACTIVITIES	(399	)
NET CASH PROVIDED BY (USED) BY INVESTING ACTIVITIES		
Investment in subsidiary	(150	)
NET CASH PROVIDED BY (USED)BY FINANCING ACTIVITIES	0	
NET DECREASE IN CASH	(549	)
CASH AT BEGINNING OF PERIOD	$ 1,950	
CASH AT END OF PERIOD	$ 1,401	
SUPPLEMENTAL DISCLOSURES	$ 0	

See accompanying notes

INTEGRITY INVESTMENTS, INC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2025

NOTE A-SUMMARY OF SIGNIFICANT ACCOUNTING PLOICIES

NATURE OF BUSINESS

Integrity Investments, Inc. was incorporated on September 8, 1992, and acted as a broker-dealer and distributor for the Valiant Funds. Beginning in July, 2007, a commission-sales agreement was entered into with the Dreyfus Cash management Family of Funds to promote their products to Integrity clients.

PROPERTY AND EQUIPMENT

Property and Equipment are carried at cost. Depreciation for book reporting uses the straight-line method. As of December 31, 2025, all property and equipment were fully depreciated.

See accompanying notes

INTEGRITY INVESTMENTS, INC.

NOTES TO FINANCIAL STATEMENTS, INC.

DECEMBER 31, 2025

NOTE B-INCOME TAXES

In the years ended December 31, 1992 through 2025, the parent and subsidiary have cumulative net-operating losses for both income tax and financial reporting purposes. The operating losses have been available to offset taxable income in subsequent years through the year ended December 31, 2025. No tax benefit was recorded on prior financial statements because of the uncertainty of future results of operations. In the current year, no tax provisions (expense) has been recorded. Also, because of the continuing uncertainty of results of operations, no future tax benefit has been recorded.

NOTE C-INVESTMENTS AND RELATED PARTY TRANSACTIONS

Integrity Investments, Inc. is the parent to Integrity management and Research, Inc, a wholly owned subsidiary.

The parent paid for start-up expenses of the subsidiary.

See accompanying notes

INTEGRITY INVESTMENTS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31. 2025

NOTE C-INVESTMENTS AND RELATED PARTY TRANSACTIONS (CONTINUED)

These arrangements for services provided to the subsidiary ceased as of June 30, 2007. Beginning in July, 2007, the company commenced using the Dreyfus Family of Funds for their customers. Another marking, distribution and service agreement was completed as of January 11, 2010 with a company known as Fundcore Finance Group LLC, which would use Integrity Investments, Inc. to provide certain marketing and distribution services. The Agreement ended May, 2011.

NOTE D-CAPITAL STOCK

There were no additional shares of common stock issued during the year ended December 31, 2025

See accompanying notes

INTEGRITY INVESTMENTS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2025

<u>NOTE E-LONG TERM SUBORDINATED LOAN PAYABLE AND RELATED PARTY TRANSACTIONS.</u>

The company received $ 125,000 through the issuance of a 12% subordinated loan dated October 1, 1994. The subordinated loan agreement is between Richard Curcio (the lender) and principal shareholder of Integrity Investments, Inc. (the" Broker/Dealer"). The original terms of the loan specified that the principal sum of $ 125,000 be repaid on October 31, 1997 together with interest. The subordinated loan agreement for equity capital was submitted to the NASD and found acceptable as of October 28, 1996.

Permission was also requested from the NASD to allow for the subordination of the accrued interest on the subordinated koan. NSAD granted permission on February 17, 1997 to allow this change to be made. The most recent subordinated koan agreement was approved on November 10, 2010 whereby, the loan principal and accrued interest up through November 7, was combined for a new loan principal of $ 366,475 with interest thereon payable at the rate of 5% per annum for a three year period with a maturity date of November 8, 2013. A further provision provides for the schedule maturity date to be extended in each year by either the lender or the Broker/Dealer without further action unless on or before the day Thirteen Months preceding the maturity date, the lender shall notify the Broker/Dealer in writing, with a copy to FIINRA, that the maturity date shall not be extended.

INTEGRITY INVESTMENTS, INC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2025

NOTE E-LONG TERM SUBORDINATED LONG TERM SUBORDIANTED LOAN PAYABLE AND RELATED PARTY TRANSACTIONS.

(CONTIMNUED)

Further, Appendix D of section Rule 15c3-1, requires the prior written approval of NASD before any repayments of a subordinated agreement can be made. Accordingly, unsecured advances to the lender during the term of the agreement are not permitted since such advances to the lender during the term of the agreement would constitute unauthorized repayments. Refer to **17CFR240-15C3-1ToC3-3a.**

NOTE F-OFFICE BUILDING LEASE

The company relocated to another office site at 333 Tamiami Trail in the city of Venice Florida during the month of July 2022.

See accompanying notes

8 a

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2025

NOTE F OFFICE BUILDING LEASSE

(CONTINUED)

The terms of the lease are as follows:

Tenant shall have & hold the premises for a term of one (1) year, commencing on August Ist, 2022 and terminating the 31 day of July, 2023. The tenant shall have two renewals for one year each. Rent shall increase by 3% at the beginning of each option term. The first of two renewals was completed prior to August 1, 2023. The current rent renewal beginning August 1, 2025 remains at $1,167.

The base rent for the initial term was $ 1,100, plus tax . The second term was $ 1,133 plus tax and the last renewal is $ 1,167 plus tax for the period August 1 , 2024 through July 31, 2025.

Landlord has no obligation to pay tenant any interest on the security deposit. Tenant shall, at its cost and expense. Maintain the interior of the premise in good condition. The landlord shall furnish utilities, air conditioning, water and electric without an additional charge.

NOTE G-COMPANY CLAIMS, COMMITMENTS, CONTINGIES AND GUARANTTEES

There were no claims against the company or that might be asserted against the firm that the firm was aware of as of my audit date of February 22, 2026.

See accompanying notes

8 b

INTEGRITY INVESTMENTS, INC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2025

NOTE-H- PREFERRED STOCK

On July 12, 2021, a special board of directors meeting was held in lieu of shareholder's meeting. The meeting was attended by Richard Curcio, Brenden Curcio and Denis Curcio who collectively control more than 50% of Integrity Investments Inc. outstanding shares. The meeting was called to order by Riichard Curcio, Chairman to vote on the authorization of 50,000 shares of Integrity Investments Inc. $ 1.00 Preferred Stock to be continually issued as required to maintain the capitalization of Integrity Investments Inc. A motion was made by Brenden Curcio to authorize the shares and seconded by Denis Curcio and all present voted unanimously in favor of the new issuance. The motion carried.

From August 25 through December 8, 2021, 7,000 preferred shares were issued. On February 27, 2023, 5,000 shares were redeemed.

As of my auditors opinion dated February 22, 2026, 2,000 preferred shares remained on the company's books for the year ended December 31, 2025.

Subsequent to the prior year ended December 31, 2025, the remaining 2,000 shares that were issued on August 25, 2021 were redeemed on February 5, 2026.

SUPPLEMENTARY

INFORMATION

Report of Independent Registered Accounting Firm

Supplemental Information

The Supplemental information included with these financial statements namely, Schedule of selling, general and administrative expenses, Computation of net capital requirements, Reconciliation of computation of net capital, Statement of changes in stockholder's equity, and statement of changes in liabilities subordinated to claims of general creditors has been subject to audit procedures performed in conjunction with the audit of Integrity Investments, Inc, financial statements.

The supplemental information is the responsibility of Integrity Investments. Inc. management.

My audit procedures included determining whether the supplemental information reconciles to the financial statement of the underlying accounting and other records, as applicable and performing procedures to test supplemental information.

In forming my opinion to the supplemental information, I evaluated whether the supplemental information, including its form and content is presented in conformity to AS-17.

Supplemental Information

In my opinion, the supplemental Information identified above is fairly stated, in all material respects, with the relevant regulatory requirements.

Jere A. Berkey, C.P.A.

Racine, Wisconsin

February 22, 2026

INTEGRITY INVESTMENTS, INC
SELLING, GENERAL AND ADMIN EXPENSES
For the year ended December 31, 2025

SELLING EXPENSES

Meals and Entertainment	$	2,825
Travel and Lodging		1,148
TOTAL SELLING EXPENSES	$	3,973

GENERAL & ADMINISTRATIVE EXPENSES

Accounting and auditing	$	6,410
Publications		396
Archiving		1681
Donations		400
Software		461
Insurance		712
Licenses & Registration		2,150
Office supplies & Postage		1,168
Payroll processing fees		2,893
Professional services		6,404
Rent Office building		14,496
Salaries		64,000
Taxes-Payroll		4,945
Telephone, Internet		8,153
TOTAL GENERAL AND ADMIN EXPENSES	$	114,269

See accompanying notes

INTEGRITY INVESTMENTS, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS
For the year ended December,31 2025

SCHEDULE 1.   **COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1**

Capital		$ (	434,211)
Add back: Subordinated Loans			644,044
Deduct: Non-allowable assets			
Investment in subsidiary	152,561		
Property and Equipment	38,241		
Allowance for depreciation (	38,241)		
Prepaid Expense	1,172		
Security Deposit	1,100		
CRD Deposit	80		155,063
Current capital			54,770
Deduct haircuts			0
Net allowable capital		54,77\0	
Required capital			5,000
Excess capital		$	49,770

SCHEDULE 2.   **COMPUTATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15C3-3**

Reserve requirement is not required under exception 15c3-3(k)(1)(ii)

SCHEDULE 3.   **INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15(C) 3-3**

There is no information required under rule 15 (c) 3-3 as the company is an institutional broker dealing in mutual funds and at no time has possession of any customers securities or cash.

See accompanying notes

INTEGRITY INVESTMENTS, INC

RECONCILIATION OF COMPUTATION OF NET CAPITAL
For the year ended December 31, 2025

	Audited	Un-audited	Difference
Total Assets	$ $216,644	$ $216,495	$ $149
Total Liabilities	650,855	650,855	
Net Worth	(434,211	(434,360)	149
Add: subordinated loans	644,044	644,044	
Adjusted net worth	209,833	209,684	149
Less: non-allowable assets			
Investment in Subsidiary	152,711	152,561	150
Furniture and fixtures	27,404	27,404	
Office Equipment	10,837	10,837	
Accum Depr	(38,241)	(38,241)	)
Prepaid Expense	1,172	1,172	
CRD Deposit	80	81	1
Security Deposit	1,100	1,100	
Total non-allowable	155,063	154,914	149
Current capital	54,770	54,769	1
Less: hair cuts	------------	------------	
Net capital	54,770	54,769	1
Required capital	5,000	5,000	
Excess net capital	$ 49,770	$ 49,769	$ 1

Explanation of differences:

The difference in assets was due to a disbursement of $ 150 payable to the state of
Florida for the current registration of the subsidiary Management & Research Inc, for the
year 2025.. The net result considering the non-allowable status of the subsidiary
investment was $ 1,00   See accompanying notes

INTEGRITY INVESTMENTS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY
For the period of September 8, 1992 (date of inseption) to December 31, 2025

Year	Common stock Shares	Amount	Additional Paid-in-Capital	Retained Earnings
1992-1993	4,000,000	$400,000	$	($17,512)
1994	2,617,908	261,791		(331,553)
1995	1,601,286	160,129		(471,554)
1996	210,000	21,000		(536,446)
1997	143,500	14,350		(575,326)
1998	416,500	41,650	148,500	(721,845)
1999	300,000	30,000	165,000	(729,114)
2000	300,000	30,000	180,000	(739,733)
Repurch Treasury Shares (	200,000)			
2001	0	0		(726,802)
2002	0	0		(793,783)
2003	0	0		(805,450)
2004	0	0		(818,769)
2005	0	0		(846,337)
2006	0	0		(906,781)
2007	0	0		(938,434)
2008	0	0		(1,257,969 ')
2009	0	0		(1,247,429)
2010	0	0		(1,437,772)
2011	0	0		(1,515,864)
2012	0	0		(1,531,145)
2013	0	0		(1,566,993)
2014	0	0		(1,579,579)
7-Jul-05	0	$0		(1,584,642)
2016	0	0		(1,602,684)
2017	0	0		(1,629,454)
2018	0	0		(1,639,163)
2019	0	0		(1,652,715)
2020	0	0		(1,684,181)
2021	0	0		(1,717,728)
2022	0	0		(1,713,940)
2023	0	0		(1,725,698)
2024	0	$0		(1,757,698)
2025	0	$0		(1,748,631)
2025	0	$0		(1,748,631)
2025 Balances	$938,194	958,920	$493,500	(1,748,631)

12

INTEGRITY INVESTMENTS, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIM! GEN CREDITORS

The following subordinated liabilities to claims of general creditors have been approved by the NASD.

		12/31/2025
Total loan payable	$	366,471
Subordinated accrued interest (note 1)		277,573
Total subordinated liabilities	$	644,044

Note (1) : The company requested permission to subordinate the accrued interest on the subordinated loan to allow it as additional capital.

Subsequent amendments to the original subordinated loan requesting an extension of the maturity date were submitted and approved by the NASD.

The latest request for an extension of the maturity date was approved by the NASD on November 8, 2010

See accompanying notes